UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8 )*

ARIAD Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04033A100

(CUSIP Number)

Mark DiPaolo

General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 4 Pages
SCHEDULE 13D

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer” or “ARIAD Pharmaceuticals”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 and amended by Amendment Nos. 1 through 7 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On January 8, 2017, ARIAD Pharmaceuticals agreed to be acquired by Takeda Pharmaceutical Company for $24.00 per Share in cash, or a total enterprise value of approximately $5.2 billion, representing a premium of approximately 75% over ARIAD’s closing price on January 6, 2017. Alexander Denner, Ph.D., the Chief Investment Officer and Founding Partner of Sarissa Capital issued the following statement:

“This transaction is a great outcome for ARIAD shareholders and brings hope to improve the lives of many cancer patients. It has been a pleasure to work with our outstanding management team and, on behalf of the board of directors, I extend our deepest gratitude to everyone at ARIAD for their unrelenting dedication.

The transaction also underscores the tremendous value that shareholder activism can create for shareholders, patients and society. While ARIAD’s stock price was collapsing and many investors were abandoning the company, Sarissa Capital saw a company with important drugs and innovation and stepped in to become one of ARIAD’s largest shareholders. However, many things needed to be fixed before the value could be realized. With a new board and management team, ARIAD was able to focus on optimal capital allocation and operational excellence. As a result, the company created meaningful shareholder value and advanced the options for those suffering from rare cancers.”

CUSIP No. 04033A100	Page 3 of 4 Pages
SCHEDULE 13D

In order to implement the transaction, ARIAD Pharmaceuticals, Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Parent”) and Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth therein, Parent has agreed to commence a tender offer (the “Offer”) to purchase and any all outstanding Shares for $24.00 per Share in cash. In connection with the execution of the Merger Agreement, certain of the Reporting Persons entered into a Tender and Support Agreement with Parent and Merger Sub (each, a “Support Agreement”). Pursuant to the terms of each Support Agreement, the Reporting Person party thereto agreed to, among other things, (i) tender or cause to be tendered in the Offer all of the Shares beneficially owned by such Reporting Person, and (ii) vote all Shares beneficially owned thereby against (A) any action or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer in the Merger Agreement, or of such Reporting Person contained in such Support Agreement, or (y) result in any of the conditions to the consummation of the Offer not being satisfied on or before the outside date set forth in the Merger Agreement, (B) any change in the Board of Directors of the Issuer, and (C) any Acquisition Proposal (as defined in the Merger Agreement) and against any other proposed action, agreement or transaction involving the Issuer that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the other transactions contemplated by the Merger Agreement Offer. In addition, pursuant to the terms of each Support Agreement, each Reporting Person party thereto granted a proxy to Parent that allows Parent vote the Shares held by such Reporting Person in accordance with the terms described above if such Reporting Person fails to vote such Shares as required by such Support Agreement.

Each Support Agreement automatically terminates upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the effective time of the merger contemplated by the Merger Agreement, (c) Parent’s election to terminate such Support Agreement, and (d) the entry into (or the agreement to enter into) any amendment or modification to the Offer that materially and adversely affects the interests of the Reporting Person party to such Support Agreement, including a decrease in the per Share consideration payable in the Offer pursuant to the Merger Agreement or a change in the form of consideration payable pursuant to the terms thereof. In addition, upon a Change in Recommendation (as defined in the Merger Agreement) by the Board of Directors of the Issuer, the obligation to tender Shares into the Offer, the voting agreement described above and the proxy granted to Parent as described above shall not apply for so long as such Change in Recommendation shall remain in effect.

The foregoing summary of each Support Agreement is subject to, and qualified in its entirety by reference to, the form of Support Agreement attached as an exhibit to this Amendment No. 8, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

On January 8, 2017, certain of the Reporting Persons entered into a Support Agreement as described in Item 4, which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

1.	Form of Support Agreement.

CUSIP No. 04033A100	Page 4 of 4 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2017

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name:	Mark DiPaolo
Title:	General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name:	Mark DiPaolo
Title:	Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name:	Mark DiPaolo
Title:	Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of January 8, 2017, is entered into by and among Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Parent”), Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the individual or entity set forth on Schedule A hereto (the “Stockholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, the Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock and Company Stock Options, if any, in each case set forth opposite the Stockholder’s name on Schedule A (all such shares of Common Stock and Company Stock Options set forth on Schedule A next to the Stockholder’s name, together with any shares of Common Stock of the Company that are hereafter issued to or that beneficial ownership of is otherwise directly or indirectly acquired by the Stockholder prior to the termination of this Agreement, including for the avoidance of doubt any shares of Common Stock acquired by the Stockholder upon the exercise of Company Stock Options or the conversion of any securities convertible into Common Stock after the date hereof, being referred to herein as the “Subject Shares”); provided, however, that for the purposes of this Agreement, the Stockholder shall not be deemed to beneficially own any shares of Common Stock, Company Stock Options or other securities convertible into shares of Common Stock held (beneficially or of record) by Sarissa Capital Management LP or any of its Affiliates (other than the Stockholder) and any such securities shall be deemed excluded from the term “Subject Shares” for purposes of this Agreement;

WHEREAS, concurrently with the execution hereof, Parent, Merger Sub and ARIAD Pharmaceuticals, Inc. (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for Merger Sub to commence an offer to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares of Common Stock of the Company, and the Merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent and Merger Sub to enter into the Merger Agreement, the Stockholder, severally and not jointly, and on the Stockholder’s own account with respect to the Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO TENDER AND VOTE

1.1    Agreement to Tender. Subject to the terms of this Agreement, the Stockholder agrees to tender or cause to be tendered in the Offer all of the Stockholder’s Subject Shares (other than Company Stock Options or other securities of the Company that are convertible into shares of Common Stock, in each case that are not exercised or converted, as applicable, during the term of this Agreement) pursuant to and in accordance with the terms of the Offer, free and clear of all Encumbrances (as defined below) except for Permitted Encumbrances (as defined below). Without limiting the generality of the foregoing, but subject to the terms of this Agreement, as promptly as practicable after, but in no event later than ten (10) Business Days after, the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (or in the case of any shares directly or indirectly acquired subsequent to such tenth (10th) Business Day, no later than three (3) Business Days after such acquisition and prior to the expiration of the Offer), the Stockholder shall deliver or cause to be delivered to the depositary designated in the Offer pursuant to the terms of the Offer (a) a letter of transmittal with respect to all of the Stockholder’s Subject Shares complying with the terms of the Offer, (b) a certificate representing all such Subject Shares that are certificated or, in the case of a book-entry share of any uncertificated Subject Shares, written instructions to the Stockholder’s broker, dealer or other nominee that such Subject Shares be tendered, including a reference to this Agreement, and requesting delivery of an “agent’s message” (or such other evidence, if any, of transfer as the Depository Agent may reasonably request), and (c) all other documents or instruments required to be delivered by other Company stockholders pursuant to the terms of the Offer (it being understood that this sentence shall not apply to Company Stock Options or other securities of the Company that are convertible into shares of Common Stock, in each case, that are not exercised or converted, as applicable, during the term of this Agreement). The Stockholder agrees that, once any of the Stockholder’s Subject Shares are tendered, the Stockholder will not withdraw or will cause not to be withdrawn such Subject Shares from the Offer, unless and until this Agreement shall have been validly terminated in accordance with Section 5.2 or to the extent the Stockholder is expressly permitted to withdraw such Subject Shares pursuant to Section 5.2. For clarity, the Stockholder shall not be required, for purposes of this Agreement, to exercise any unexercised Company Stock Options or other securities of the Company that are convertible into shares of Common Stock held by the Stockholder.

1.2    Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares (i) against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement, or (B) result in any of the conditions set forth in Section VII or Exhibit A of the Merger Agreement not being satisfied on or before the End Date; (ii) against any change in the Board of Directors of the Company; and (iii) against any Acquisition Proposal and against any other proposed action, agreement or transaction involving the Company that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger); (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, Intellectual Property Rights and capital stock of Subsidiaries of the Company) of the Company or any reorganization, recapitalization or liquidation of the Company; or (z) any change in the present authorized capitalization of the Company or any amendment or other change to the Company’s Organizational Documents. Subject to the proxy granted under Section 1.3 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

1.3    Irrevocable Proxy. For so long as this Agreement has not been validly terminated in accordance with its terms, and subject to the terms of this Agreement, if the Stockholder fails to take any actions required to be taken thereby pursuant to Section 1.2, the Stockholder hereby irrevocably appoints Parent (and any Person or Persons designated by Parent) as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of the Stockholder’s voting rights with respect to all the Stockholder’s Subject Shares (which proxy is irrevocable except as provided in Section 5.2 (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder) and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all the Stockholder’s Subject Shares in accordance with the provisions of Section 1.2. This proxy is coupled with an interest, was given to secure the obligations of the Stockholder under Section 1.2, was given in consideration of and as an additional inducement of Parent and Merger Sub to enter into the Merger Agreement and shall be irrevocable except as provided in Section 5.2, and the Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. Such proxy shall not be terminated by operation of any Law or upon the occurrence of any other event other than upon the valid termination of this Agreement in accordance with its terms or as expressly contemplated herein. Parent may terminate this proxy with respect to a Stockholder at any time at its sole election by written notice provided to the Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants, on its own account with respect to the Subject Shares, to Parent and Merger Sub that:

2.1    Authorization; Binding Agreement. If the Stockholder is not an individual, the Stockholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within the Stockholder’s entity powers and have been duly authorized by all necessary entity actions on the part of the Stockholder, and the Stockholder has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. No other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). If the Stockholder is married, and any of the Subject Shares of the Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, a spousal consent substantially in the form attached as Exhibit A hereto has been duly executed and delivered by the Stockholder’s spouse and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, is enforceable against the Stockholder’s spouse in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

2.2    Non-Contravention. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation of the transactions contemplated hereby nor compliance by the Stockholder with any provisions herein will (a) if the Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the Organizational Documents (or other similar governing documents) of the Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority on the part of the Stockholder, except for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any Subject Shares of the Stockholder (other than one created by Parent or Merger Sub), or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or by which any of its Subject Shares are bound, except as would not, in the case of each of clauses (c), (d) and (e), reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

2.3    Ownership of Subject Shares; Total Shares. As of the date hereof (except with respect to Subject Shares acquired after the date hereof), the Stockholder is, and (except with respect to any Subject Shares Transferred in accordance with Section 4.1 hereof or accepted for payment pursuant to the Offer) at all times during the Agreement Period (as defined below) will be, the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all the Stockholder’s Subject Shares and has good and marketable title to all such Subject Shares free and clear of any liens, proxies, voting trusts or agreements, options, rights, understandings, or arrangements inconsistent with this Agreement or the transactions contemplated hereby, or any other encumbrances or restrictions whatsoever on title or transfer or exercise of any rights of stockholder in respect of such Subject Shares inconsistent with this Agreement or the transactions contemplated hereby (collectively, “Encumbrances”), except for (a) any such Encumbrance that may be imposed pursuant to (i) this Agreement and (ii) any applicable restrictions on transfer under the Securities Act or any state securities law and (b) community property interests under applicable Law (collectively, “Permitted Encumbrances”). The number of Subject Shares listed on Schedule A opposite the Stockholder’s name are the only shares of Common Stock, Company Stock Options beneficially owned or owned of record by the Stockholder as of the date hereof. Other than the Subject Shares and the convertible securities listed on Schedule A, the Stockholder does not own any shares of Common Stock, Company Stock Options or any other options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no interest in or voting rights with respect to any securities of the Company.

2.4    Voting Power. The Stockholder has full voting power with respect to all the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein, sole power to demand appraisal rights and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

2.5    Reliance. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6    Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of the Stockholder, threatened against the Stockholder or any of the Stockholder’s properties or assets (including any shares of Common Stock or Company Stock Options beneficially owned by the Stockholder) that would reasonably be expected to prevent or materially delay or impair the consummation by the Stockholder of the transactions contemplated by this Agreement or otherwise materially impair the Stockholder’s ability to perform its obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Merger Sub represent and warrant to the Stockholder that:

3.1    Organization and Qualification. Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization.

3.2    Authority for this Agreement. Each of Parent and Merger Sub has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub have been duly and validly authorized by all necessary entity action on the part of each of Parent and Merger Sub, and no other entity proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees that until the termination of this Agreement:

4.1    No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until this Agreement is terminated, the Stockholder shall not, directly or indirectly, (a) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of the Stockholder’s Subject Shares, (b) transfer, sell, assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of the Stockholder’s Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any the Stockholder’s Subject Shares except any revocable proxy or power of attorney on any matters other than those set forth in Section 1.2 granted in favor of its investment manager on terms not inconsistent with the terms of this Agreement and the transactions contemplated hereby or (e) deposit or permit the deposit of any of the Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder’s Subject Shares . Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, (x) if the Stockholder is an individual, it may Transfer Subject Shares (i) to any member of the Stockholder’s immediate family, (ii) to a trust for the sole benefit of the Stockholder or any member of the Stockholder’s immediate family, the sole trustees of which are the Stockholder or any member of the Stockholder’s immediate family, (iii) by will or under the laws of intestacy upon the death of the Stockholder or (iv) to any charitable organization and (y) if the Stockholder is an entity, it may Transfer Subject Shares to any Affiliate or Subsidiary; provided, that a transfer referred to in clause (x) through (y) of this sentence shall be permitted only if the transferee shall have executed and delivered to Parent and Merger Sub a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement. If any involuntary Transfer of any of the Stockholder’s Subject Shares in the Company shall occur (including, but not limited to, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion.

4.2    No Exercise of Appraisal Rights. The Stockholder forever waives and agrees not to exercise any appraisal rights or dissenters’ rights in respect of the Stockholder’s Subject Shares that may arise in connection with the Merger.

4.3    Documentation and Information. The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent (such consent not to be unreasonably withheld), except (a) as the Stockholder reasonably determines (based on the advice of its legal counsel) is required to be disclosed by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent) or (b) for any such announcement that is supportive of the transactions contemplated by the Merger Agreement and not inconsistent with any press release issued by Parent or the Company in connection with or relating to the Merger and the transactions contemplated thereby. The Stockholder consents to and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement, the nature of the Stockholder’s commitments and obligations under this Agreement and any other information that Parent reasonably determines, after consultation with outside counsel, is required to be disclosed by Law, and the Stockholder acknowledges that Parent and Merger Sub may, in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority (provided that notice of any such disclosure will be provided to the Stockholder to the extent reasonably practicable).

4.4    Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.5    Waiver of Certain Actions. The Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or the other Transactions, including any such claim (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the acceptance of the Offer or the Closing) or (b) alleging a breach of any duty of the Board of Directors of the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby, but excluding any such claim involving a breach by the Company, Parent or Merger Sub of its obligations under the Merger Agreement. For the avoidance of doubt, the foregoing shall not limit any rights or actions of the Stockholder in his or her capacity as a director or officer of the Company.

4.6    Notices of Certain Events. The Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of the Stockholder set forth in Article II that would materially impair the Stockholder’s ability to timely perform its obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email; provided that the notice or other communication is sent to the address, facsimile number or email address set forth (i) if to Parent or Merger Sub, to the address, facsimile number or e-mail address set forth in Section 9.01 of the Merger Agreement and (ii) if to the Stockholder, to the Stockholder’s address, facsimile number or email address set forth on a signature page hereto, or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2    Termination. This Agreement shall terminate automatically with respect to the Stockholder, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of this Agreement by written notice from Parent to the Stockholder or (d) the entry into (or the agreement to enter into) any amendment or modification to the Offer that materially and adversely affects the interests of the Stockholder, including a decrease in the Per Share Amount (as defined in the Merger Agreement on the date hereof) or a change in the form of consideration of the Per Share Amount (the period from the date hereof through the earliest of the events referred to in clauses (a)-(d) being referred to as the “Agreement Period”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any willful breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement. In addition, upon a Change in Recommendation by the Board of Directors of the Company, the provisions set forth in Article I of this Agreement shall not apply for so long as such Change in Recommendation shall remain in effect (and, for the avoidance of doubt, the proxy granted under Section 1.3 shall automatically be deemed revoked); provided, however, that if the Board of Directors of the Company withdraws such Change in Recommendation and recommends that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer (a

“Renewed Recommendation”) the provisions of Article I (including, for the avoidance of doubt, the proxy granted pursuant to Section 1.3) shall be automatically reinstated, for so long as such Renewed Recommendation remains in effect. During the period in which the Change in Recommendation remains in effect, the Stockholder may withdraw any Subject Shares from the Offer, provided, that if the Board of Directors of the Company makes a Renewed Recommendation, then the Stockholder shall be required to tender the Subject Shares in accordance with Section 1.1 of this Agreement upon the earliest to occur of (a) three (3) Business Days after the Renewed Recommendation and (b) one (1) Business Day prior to expiration of the Offer.

5.3    Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4    Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated.

5.5    Entire Agreement; Assignment. This Agreement, together with Schedule A, Exhibit A and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of the other parties; provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

5.6    Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that the Stockholder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon Parent and Merger Sub will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon Parent or Merger Sub, and the exercise by Parent or Merger Sub of any one remedy will not preclude the exercise of any other remedy.

5.7    Jurisdiction; Waiver of Jury Trial.

(a)    Each Party (i) consents to submit itself to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any appellate court therefrom or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom, with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement in any court other than any such court. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each Party hereby agrees that service of any process, summons, notice or document by U.S. registered mail in accordance with Section 5.1 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH STOCKHOLDER MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.8    Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

5.9    Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

5.11    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

5.12    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

5.13    Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

5.14    Further Assurances. The Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform its obligations under this Agreement.

5.15    Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in the Stockholder’s capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

5.16    Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

5.17    No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by the parties hereto.

5.18    Definitions. For purposes of this Agreement:

(a)    “Common Stock” means the common stock, par value $0.001, of the Company; and

(b)    “Law” means any statute, law, ordinance, rule, regulation, order, judgment, decree or requirement of a Governmental Authority.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

The parties are executing this Agreement on the date set forth in the introductory clause.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:
Name:
Title:

KIKU MERGER CO., INC.

By:
Name:
Title:

[Signature Page to Tender and Support Agreement]

STOCKHOLDER

By:

Address:

[●]

[Signature Page to Tender and Support Agreement]

Schedule A

Name of Stockholder	Number of Shares of Common Stock	Company Stock Options

[Schedule A to Tender and Support Agreement]

EXHIBIT A

FORM OF SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of Stockholder and that the undersigned is familiar with the terms of the Tender and Support Agreement (the “Agreement”), entered into as of [●], 2017, by and among [PARENT], a corporation organized under the laws of Japan (“Parent”), Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned’s spouse (the “Stockholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Stockholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Stockholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Stockholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Stockholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: [●]	SPOUSE:

Signature:

Print name: